
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 9, 2024

Gaurav Pahwa
Chief Financial Officer
Wilhelmina International, Inc.
5420 Lyndon B Johnson Freeway, Box #25
Dallas, TX 75240

> **Re: Wilhelmina International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-36589**

Dear Gaurav Pahwa:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Quentin Faust